Exhibit 99.1


Versatel Successfully Comes Out of Suspension of Payments Procedure

Amsterdam, 27 September 2002, Versatel Telecom International N.V. announced today that no appeals had been filed against the judgement of the Dutch court of 18 September 2002, approving Versatel's financial restructuring plan. Since the appeals period has lapsed, Versatel is officially out of the suspension of payments procedure and will execute its financial restructuring plan to convert all of its outstanding high yield and convertible bonds into a combination of equity and cash. As of today, Versatel's administrator, Mr. Deterink, has stepped down and Versatel's Executive Board is fully responsible for managing the company again.

Under the plan, holders of approximately (euro)1.7 billion of debt will receive approximately 365.4 million new ordinary shares and approximately (euro)343 million in cash. It is anticipated that the distribution of cash and shares will be completed on or around 9 October 2002.

On Monday, 30 September 2002, a prospectus with regard to the issuance of the new shares to the bondholders and distribution of warrants to the existing shareholders will be made available on the website of Euronext Amsterdam. Existing shareholders will retain a 20 percent interest in the company and receive warrants, at no cost, that are exercisable during a two year period following the restructuring, to purchase an additional 4 percent of the company's shares at a price of (euro)1.50 per share.

Versatel will return to a significant positive equity position of approximately
(euro)1 billion, and Versatel will therefore ask Euronext Amsterdam to be removed from the so-called "strafbankje," or penalty bench.

Raj Raithata, Chief Executive Officer of Versatel, stated: "We are very pleased that we have successfully completed our financial restructuring. Versatel and the telecom industry have experienced a lot of turmoil over the past few years and we are now in a strong financial and operational position to capitalize on our commercial strengths. We are in a unique position being one of the few, if any, debt free carriers in our markets and we will fully leverage our dense broadband local access network by providing high-quality voice, data and Internet services for the business market."

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Versatel Telecom International N.V. (Euronext: VRSA) based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in its target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 81,000 business customers and 1,168 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol "VRSA". News and information, including further information regarding Versatel's financial restructuring, are available at http://www.versatel.com.

This press release contains "forward looking statements", including statements concerning Versatel's financial restructuring and Versatel's financial position and prospects following its financial restructuring. Actual events or results may differ materially as a result of risks


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faced by Versatel or from changes in the assumptions underlying such statements.
All forward looking statements are expressly qualified by the "Risk Factors" and other cautionary statements included in Versatel's Form 20-F for the year ended December 31, 2001 filed with the SEC and in Versatel's prospectus of 30
September 2002.

This press release does not constitute an offer of securities for sale or an offer to purchase securities. No securities referred to herein may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Versatel and that will contain detailed information about the company and management, as well as financial statements.

Note to Editors: The Versatel logo is a registered trademark in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts:

Versatel Telecom International N.V.
AJ Sauer
Manager, Investor Relations and Corporate Development
Tel: +31-20-750-1231
E-mail: aj.sauer@versatel.nl

Anoeska van Leeuwen
Director Corporate Communications
Tel: +31-20-750-1322
E-mail: anoeska.vanleeuwen@versatel.nl


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